Exhibit 3.133

CERTIFICATE OF FORMATION

OF

HILTON ENERGY INVESTMENTS, LLC

The undersigned, an authorized natural person, for the purpose of forming a limited liability company under the provisions, and subject to the requirements, of the State of Delaware (particularly Chapter 18, Title 6 of the Delaware Code, and the acts amendatory thereof and supplemental thereto, and known, identified and referred to as the “Delaware Limited Liability Company Act”), hereby certifies that:

FIRST: The name of the limited liability company is

HILTON ENERGY INVESTMENTS, LLC

SECOND. The address of its registered office in the State of Delaware is 2711 Centerville Road, Suite 400, in the City of Wilmington, County of New Castle, 19808. The name of its registered agent at such address is CORPORATION SERVICE COMPANY.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation on July 23, 2004.

/s/ David Marote
David Marote
Authorized Person